Exhibit 4.1

Share Certificate

Certificate Number	Number of Shares

Alpha Technology Group Limited

Incorporated under the Law of the British Virgin Islands

Authorized Share Capital is US$50,000 divided into 50,000 Shares of a par value of US$1.00 each.

This is to certify that [Name] of [Address] is the registered holder of [Number] [Share Class] shares of [Value] each being [partly paid to the extent of [amount in words] [amount in numerals] per share]]/[fully paid][and numbered [number]] in the above-named company, subject to the memorandum and articles of association of the Company.

GIVEN under the Common Seal of the said Company this [date].

The Common Seal of the Company was hereunto affixed.

Director